SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)

                  Securities and Exchange Commission
                        Washington, D.C. 20549


                   Integrated Security Systems, Inc.
                            (Name of Issuer)
        Common                                       45812J101
   (Title of Class of Securities)                  (CUSIP Number)

                            John A. Schmit
                   Renaissance Capital Group, Inc.
    8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
                               (214) 891-8294

       (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                           December 3, 1998
       (Date of Event which Requires Filing of this Statement)

1.    Names of Reporting Person's S.S. or I.R.S. Identification No.

   a.  Renaissance Capital Growth & Income Fund III, Inc.     75-2533518
   b.  Renaissance US Growth & Income Trust PLC                  3150876

2.    Check the Appropriate Box if a Member of a Group

   a.  x
   b.

3.    SEC Use Only


4.    Source of Funds

       PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items

   2(d)    None
   2(e)    None

6.    Citizenship or Place of Organization

   a.  Texas
   b.  England and Wales


      Number of Shares Beneficially Owned by Each Reporting Person With:
      -----------------------------------------------------------------

7.    Sole voting Power

   a.  5,087,660
   b.  4,712,659

8.    Shared Voting Power

       0

9.    Sole Dispositive Power

   a.  5,087,660
   b.  4,712,659

10.   Shared Dispositive Power

       0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

   a.  5,087,660
   b.  4,712,659

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       None

13.   Percent of Class Represented by Amount in Row (11)

   a.  59.67%
   b.  55.27%

14.   Type of Reporting Person

       IV


                            Securities and Exchange Commission
                               SCHEDULE 13D(Amendment No.1)

Item 1.    Security and Issuer.
           -------------------

       This filing relates to the following transactions:

       On October 1, 1998, Integrated Security Systems, Inc. ("ISSI") issued to Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III") a $150,000 Convertible Promissory Note convertible into
       187,500 shares of Common Stock and a five-year stock purchase warrant to purchase 187,500 shares of Common Stock at the purchase price of $0.80 per share.

       On October 2, 1998, Renaissance III and Renaissance US Growth & Income Trust PLC ("Renaissance PLC") partially converted an aggregate of $431,798 of ISSI's 9.00% Convertible Debentures dated December
       31, 1996 into 786,517 shares of Common Stock at the conversion price of $0.549 per share. ISSI issued to both Renaissance III and Renaissance PLC five-year stock purchase warrants dated
       October 2, 1998 to purchase 125,000 shares of Common Stock at $0.80 per share. Additionally, ISSI paid $75,000 each to Renaissance III and Renaissance PLC as a collateral reduction fee. The balance of each of the outstanding debentures, $2,084,101, was re-issued to Renaissance III and Renaissance PLC, respectively, with the conversion price adjusted to $0.549 per share, and;

       On October 26, 1998, ISSI issued to Renaissance III and Renaissance PLC two (2) $75,000 Convertible Promissory Notes convertible into Common Stock at a conversion price of $0.549 per share.

       On November 6, 1998, ISSI issued to Renaissance III and Renaissance PLC two (2) $100,000 Convertible Promissory Notes convertible into Common Stock at a conversion price of $0.549.

       On December 3, 1998, ISSI issued to Renaissance III and Renaissance PLC two (2) $50,000 Convertible Promissory Notes convertible into Common Stock at a conversion price of $0.549 per share.

       Address:    Integrated Security Systems, Inc.
                   8200 Springwood Drive
                   Suite 230
                   Irving, Texas  75063

Item 2.     Identify and Background.
            -----------------------

       a.b.c.      Renaissance Capital Growth & Income Fund III, Inc.    Filer
                   8080 N. Central Expressway
                   Suite 210
                   Dallas, Texas  75206

                   Renaissance US Growth & Income Trust PLC              Filer
                   8080 N. Central Expressway
                   Suite 210
                   Dallas, Texas  75206

                   Renaissance Capital Group, Inc. Investment Advisor to Filer 8080 N. Central Expressway
                   Suite 210
                   Dallas, Texas  75206


        Renaissance Capital Growth & Income Fund III, Inc. a Texas Corporation, was organized as a business development company under the Investment Company Act of 1940, as amended, and is traded on the NASDAQ National Market System.

        Renaissance US Growth & Income Trust PLC, a public limited company was organized under the laws of England and Wales and is traded on the London Stock Exchange.

        Renaissance Capital Group, Inc. a Texas corporation, is the Investment Advisor to Renaissance Capital Growth & Income Fund III, Inc. and Renaissance US Growth & Income Trust
        PLC and is responsible for the administration of the Filers' investment portfolios.

        d.  None
        e.  None
        f.  Texas, England and Wales

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

        The Filers' sources of funds for these transactions are from the Filers' investment capital. No borrowed funds for these transactions were used by Renaissance III or Renaissance PLC.

Item 4.    Purpose of Transactions.
           -----------------------

        The purpose of the reported transactions in investments in accordance with the investment objectives of the Filers.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

        On October 1, 1998, ISSI issued to Renaissance III a Convertible Promissory Note in the amount of $150,000 with a 9.00% interest rate. The note matures on February 1, 1999. The note is convertible into 187,500 shares of Common Stock at the conversion price of $0.80.

        On October 2, 1998, Renaissance III and Renaissance PLC partially converted $431,798 of their respective 9.00% Convertible Debentures, dated December 31, 1996, in the original principal amount of $2,300,000 each, issued by ISSI into 786,517 shares of Common
        Stock at the conversion price of $0.549 per share. Further, the Company issued to both Renaissance III and Renaissance PLC five-year stock purchase warrants to purchase 125,000 shares of Common Stock at $0.80 per share. The principal balance of each debenture, $2,084,101, was re-issued to Renaissance III and Renaissance PLC, with an adjusted conversion price of $0.549 per share.

        On October 26, 1998, ISSI issued Convertible Promissory Notes to each Renaissance III and Renaissance PLC in the respective amounts of $75,000. The notes bear 9.00% interest and mature on Feburary 1, 1999. The notes are convertible into shares of Common Stock at the conversion price of $0.549 per share.

        On November 6, 1998, ISSI issued Convertible Promissory Notes to each Renaissance III and Renaissance PLC in the respective amounts of $100,000. The notes bear 9.00% interest and mature on February 1, 1999. The notes are convertible into shares of Common Stock at the conversion price of $0.549 per share.

        On December 3, 1998, ISSI issued Convertible Promissory Notes to each Renaissance III and Renaissance PLC in the respective amounts of $50,000. The notes bear 9.00% interest and mature on February 1, 1999. The notes are convertible into shares of Common Stock at the conversion price of $0.549 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           --------------------------------------------------------

        The promissory notes are secured by substantially all of the assets of ISSI and its subsidiaries and guaranteed by ISSI's subsidiaries. Additionally, ISSI has granted registration rights with respect to the underlying shares of Common Stock pursuant to registration rights agreements.

Item 7.     Persons Retained, Employed or to be Compensated.
            -----------------------------------------------

        Not applicable.

Item 8.     Material to be Filed as Exhibits.
            --------------------------------

        None

        We certify to the best of our knowledge and belief, the information set forth in this statement is true, complete and correct.

        Date:  November 10, 1998


                                 RENAISSANCE CAPITAL GROWTH & INCOME
                                 FUND III, INC.


                                 BY:  /s/ Russell Cleveland
                                 ---------------------------
                                 Russell Cleveland, President


                                 RENAISSANCE US GROWTH & INCOME TRUST
                                 PLC


                                 BY:  /s/ Russell Cleveland
                                 ---------------------------
                                 Russell Cleveland, Director